Exhibit 99.1

DESIGNATED NEWS RELEASE

Gold Royalty Declares Third Quarter Cash Dividend

Vancouver, British Columbia – August 24, 2022 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty” or the “Company”) is pleased to announce that its board of directors has approved and declared the Company’s third quarterly cash dividend of US$0.01 per common share. The dividend will be paid on September 30, 2022 to shareholders of record as of the close of business on September 20, 2022.

The dividend qualifies as an “eligible” dividend as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company’s financial condition and capital allocation plans.

About Gold Royalty Corp.

Gold Royalty is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists primarily of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words “believe”, “expect”, “will”, “propose” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, include, among other things, statements regarding: the payment of the dividend and declaration of future dividends, including the timing and amount thereof, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, material adverse the impact of general economic and market conditions; any inability of the operators of the properties underlying the Company’s royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties’ royalty and other interests; impacts of macroeconomic developments; and the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses and the other important risks and uncertainties set out in Gold Royalty’s Annual Report on Form 20-F for the year ended September 30, 2021 and its other public filings available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.